2500 Vista Mar Drive
Las Vegas, NV 89128
Ronald D. Sloan	(Tel) 702-243-1849
Chairman of the Board / President	(Fax) 702-243-1869

January 14, 2009

Karl Hiller, Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

RE:	Can Cal Resources Ltd.
Form 10-KSB/A1 for the Fiscal Year Ended December 31, 2007
Form 10-KSB/A1 for the Fiscal Year Ended December 31, 2006
Filed September 19, 2008
Response Letter Dated September 10, 2008
File No. 000-26669

Dear Mr. Hiller:

Can-Cal Resources Ltd (the “Company”), sends this letter in response to your inquiry and comment letter dated November 24, 2008, in which you ask the Company to reply to several comments made by the Staff of the Securities and Exchange Commission (the “Commission”) regarding the registrant's recently filed Form 10-KSB/A1 for the Fiscal Year ended December 31, 2007 and Form 10-KSB/A1 for the Fiscal Year ended December 31, 2006, under the Securities Exchange Act of 1934 (the “Exchange Act”).  Please find below registrant's responses to the comments.  We will file this letter via EDGAR designating the form "CORRESP."

When you have reviewed registrant's responses and if you have further comments or questions, please contact us.

Form 10-KSB/A1 for the Fiscal Year Ended December 31, 2007

General

1.	Please submit your response letter to us dated May 29, 2008 on EDGAR.

Answer:  Respectfully, we will submit the cover page dated May 29, 2008 on EDGAR. It is our understanding that the body of our submission has already been submitted on EDGAR. Please advise us if this is incorrect.

2.
Please expand the disclosure in the first bullet point of your Explanatory Note at the forepart of your document, regarding amendments to the comparative balance sheet, as restated for the year ended December 31, 2006, to clarify that the disclosure being referenced was added to the amendment to your 2006 annual report which you filed on September 19, 2008; and is being repeated in the amendment to your 2007 report because although you had corrected the valuation of shares issued to acquire mineral rights in advance of filing your original 2007 report on April 16, 2008, you needed to correct disclosure in your 2007 report about the transaction that mistakenly reported the amounts of the valuation prior to the correction (e.g. Note 7, page 39).

Answer:  We acknowledge the Commission’s request and will restate the December 31, form 10-KSB/A1 as follows:

•
Although we had corrected the valuation of shares issued to acquire mineral rights on August 22, 2006, as reported in our restated form 10-KSB/A1 for the year ended December 31, 2006 as filed on September 19, 2008, prior to our original filing of our 2007 form 10-KSB on April 16, 2008, we amended our disclosure regarding the transaction in footnote 7 on page 39.

3.
We note that you filed amendments to five interim reports and two annual reports on September 19, 2008 to resolve various issues identified in prior comments. However, you filed these amendments without the certifications required by Item 601(b)(31) and (32) of regulations S-B and S-K. The one certification that you did attach to the amendment to the Form 10-QSB for the quarter ended March 31, 2007 has not been updated. Unfortunately, you will need to re-file all amendments to include updated certifications to comply with Rule 12b-15 of Regulation 12B. Please ensure that the wording of your certifications are exactly as set forth in Item 601(b)(31) and (32) of regulation S-B and S-K, as applicable. The certification in your 2008 third quarter report also does not comply with the current requirements (i.e. language about internal control over financial reporting is required in paragraphs 4 and 4b).

Answer:  We acknowledge the Commission’s comments and will re-file all our restatements with the correct certifications pursuant to the applicable regulations. We will send a copy of the corrected certifications under separate cover.

4.
The amendment to your interim report for the quarter ended March 31, 2008 is missing the comparative balance sheet (as of December 31, 2007) required under Rule 8-03 of regulation S-X. Please resolve this matter when filing your amendment.

Answer:  Respectfully, we acknowledge our oversight and will include the comparative balance sheet at December 31, 2007 with our restatements. As the balance sheet was filed correctly in our original filing of our Form 10-KSB for the year ended December 31, 2007, as filed on September 19, 2008, we do not intend to include a reference to, “As Restated” within the comparative balance sheet.

5.
You have repeated disclosure in the amendments to your 2007 annual report and two subsequent interim reports, as well as the newly filed third quarter report, of the incorrect valuation of shares issued in your August 22, 2006 acquisition of mining claims. These appear on pages 39, 12, 17, and 18, respectively. Please correct these disclosures when filing the additional amendments necessary to address other comments in this letter.

Answer:  Respectfully, we acknowledge our oversight and will amend each of the filings as follows:

•
On August 22, 2006, the Company entered into an agreement to purchase mining claims located in Mohave County, Arizona in exchange for 1,000,000 shares of the Company's par value common stock. The Company recorded an asset totaling $400,000, the fair value of the underlying shares.

Financial Statements, page 25

Audit Report, page 26

6.
We note you included a dual-dated audit opinion from your auditors, through September 5, 2008, in the amendment to your 2006 report, in response to prior comment 5. However, the audit opinion included with the amendment to your 2007 report has not been updated beyond the original date of March 20, 2008. Since you will need to correct the disclosure on page 39, which presently references the incorrect valuation of shares issued to acquire mineral rights on August 22, 2006, you will need to obtain an updated audit report from your auditors and include it in an amendment to your filing. Please also include disclosure about the correction in the valuation of these shares in a note to your financial statements for the year ended December 31, 2007.

Answer:  Respectfully, our original form 10-KSB for the year ended December 31, 2007 included the correct valuation of the prior period adjustment, and was only restated to present corrected disclosures regarding the disclosure controls in item 8A(T), and the presentation of the Company as an exploration stage Company as required under SFAS 7.

We acknowledge, however, that we mistakenly disclosed the incorrect valuation of the prior period adjustment with regard to the mining claims purchased in exchange for our common stock within our footnotes to the financial statements at $18,500 in our restatements, rather than the $400,000 value as presented in the balance sheet. As such, we will provide the updated dual dated audit report due to the restated disclosure of the prior period adjustment. We will send a copy of our revised audit opinion that we intend to submit under separate cover.

We originally did not include a footnote with regard to the prior period adjustment because the comparative balance sheet was not presented. As the corrected transaction is reported in the statement of stockholders’ equity, statements of cash flows, and footnotes to the financial statements, however, we acknowledge the Commission’s request and will include a footnote disclosure of the prior period adjustment within our restated form 10-KSB for the year ended December 31, 2007. We will send a copy of the anticipated restatements under separate cover.

7.
We note that you have added cumulative information to your financial statements to comply with SFAS 7 in response to prior comment 4. However, this information does not appear to be covered by the audit opinion. Under these circumstances, you need to label all of the inception-to-date information as unaudited, including any related disclosures in the notes to your financial statements (e.g. you include details of numerous transactions involving shares of your common stock in Note 7, including some during the years 1996 through 2005). If this information is not covered by the current audit, it will need to be differentiated from disclosure that has been audited.

Answer: Respectfully, although the Company had not previously disclosed their inception to date information, the Company, and transactions as disclosed, had been audited since inception. The information disclosed was derived from those audits.  As such, our preference would be to present the data as audited without qualification; however, we will amend our disclosures to present the disclosures as unaudited per the Commission’s request. We will send a copy of the anticipated restatements under separate cover.

Controls and Procedures

8.
We note you have modified your disclosure about the effectiveness of your internal control over financial reporting (ICFR) to state your conclusion without qualification to comply with prior comment 7. We see that you know believe ICFR was effective as of year-end, and that you have re-characterized the points previously identified as exceptions to effectiveness as deficiencies, but not material weaknesses.

We also see that you added disclosure indicating that disclosure controls and procedures (DCP) were evaluated as of year-end and that you concluded these were effective “…in timely alerting” Mr. Sloan to material information which is required to be included in your filings; also stating that there were no changes in ICFR during the fourth quarter.

Your statement about DCP includes a limitation because you describe how these are effective without regard to the definition in Rule 13a-15(e) of Regulation 13A. In other words, you need to clarify whether DCP are effective in ensuring that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Alternatively, you may simply state your conclusion as effective or not effective without further explanation.

Answer:  We acknowledge the commission’s comments and will amend our disclosures under item 8A(T) as follows:

ITEM 8A(T).  CONTROLS AND PROCEDURES

Internal control over financial reporting refers to the process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of our assets that could have a material effect on the financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. It is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. It also can be circumvented by collusion or improper management override.

Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process certain safeguards to reduce, thought not eliminate, this risk. Management is responsible for establishing and maintaining adequate internal control over our financial reporting. To avoid segregation of duty due to management accounting size, management had engaged an outside Consulting firm to assist in the financial reporting.
Our Chief Executive Officer, Ron Sloan has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report. Based on the evaluation, Mr. Sloan concluded that our disclosure controls and procedures are effective in timely alerting him to material financial information relating to us which is required to be ~~included~~recorded, processed, summarized and reported in our periodic SEC filings.

There were no changes in our internal control over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are likely to materially affect, our internal control over financial reporting.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in the Securities Exchange Act of 1934. These internal controls are designed to provide reasonable assurance that the reported financial information is presented fairly, that disclosures are adequate and that the judgments inherent in the preparation of financial statements are reasonable. There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and overriding of controls. Consequently, an effective internal control system can only provide reasonable, not absolute, assurance, with respect to reporting financial information.

Management has used the framework set forth in the report entitled Internal Control - Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission, known as COSO, to evaluate the effectiveness of our internal control over financial reporting. Based upon this assessment, management has concluded that our internal control over financial reporting was effective as of and for the year ended December 31, 2007.

As a part of our year end review of our disclosure controls and procedures, we determined that several of our procedures require additional documentation and sufficient testing was not able to be conducted. We are implementing additional documentation and testing procedures in order to provide a more comprehensive analysis. We plan to rectify these deficiencies by implementing an independent board of directors and audit committee to provide oversight and review of our financial reporting and audit processes. In addition, we plan to hire a consulting firm to assist in improving the Company’s internal control system based on the COSO framework. Furthermore, we also intend to hire qualified personnel in an effort to implement the necessary segregations of duties as the required resources become available.

~~Despite the deficiencies reported above, the~~The Company’s management believes that its financial statements included in this report fairly present in all material respects the Company’s financial condition, results of operations and cash flows for the periods presented and that this report does not contain any untrue statement of a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report. (b) Report of Independent Registered Public Accounting Firm: This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting pursuant to Smaller Reporting Company rules of the Securities and Exchange Commission.

The Company is not an "accelerated filer" for the 2007 fiscal year because it is qualified as a "small business issuer". Hence, under current law, the internal controls certification and attestation requirements of Section 404 of the Sarbanes-Oxley act will not apply to the Company. This Annual report on Form 10-KSB does not include an attestation report of our registered public accounting regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities Exchange Commission that permit us to provide only management's report in this Annual Report on Form 10-KSB.

Form 10-KSB/A1 for the Fiscal Year Ended December 31, 2006

Financial Statements, page 27

General

9.	Please revise the labeling of your Balance Sheet and Statement of Stockholders’ Equity for the year ended December 31, 2006 to read “as restated”.

Answer:  We acknowledge the Commission’s comments and will amend our Form 10-KSB/A1 for the year ended December 31, 2006, accordingly.

Controls and Procedures, page 39

10.
We note your disclosure in the first and second sentence explaining that you conducted an evaluation of disclosure controls and procedures (DCP) as of December 31, 2006 and concluded that there was a deficiency, which you characterize as a material weakness in the fifth sentence. Under these circumstances, your disclosure should be further revised to clearly state that DCP were not effective as of year-end due to the material weakness, notwithstanding any subsequent changes which may have remedied this situation. Also revise your disclosure to address the following concerns.

(a)
Given that you originally filed the 2006 financial statements with an incorrect valuation of the shares issued in the August 22, 2006 acquisition of mining claims, your statements in the third, fourth and fifth sentences of the first paragraph under this heading, including the phrases “…[an] adjustment to reduce other assets and additional paid-in capital was recorded in the original report to correct this deficiency,” “review of the Company’s filings by the SEC necessitated the reversal of the adjustment,” and “…the Company’s original accounting for the transaction was correct,” are not sufficiently coherent or consistent with the actual reporting in your original Form 10-KSB for 2006.

Please modify your disclosure as necessary to (i) clarify that your original reporting was incorrect and that you restated your financial statements to value the 1,000,000 shares issued in the transaction based on the market price at the time of issuance, rather than the cost to maintain the claims per year (resulting in adjustments that increased the property account and additional paid-in capital), and (ii) eliminate references to an adjustment reversal.

(b)
With regard to your statement, “Other than as described above, there was no change in the Company’s internal control over financial reporting during the Company’s most recently completed fiscal quarter…,” since the changes made to remedy the material weaknesses identified in your disclosure controls and procedures appear to have been made subsequent to the end of the period covered by your report, please remove the phrase “Other than as described above” which implies the change was made during the fourth quarter of your fiscal year end.

Please expand this disclosure to identify the period in which the changes were actually made, and ensure that your disclosures in the subsequent periodic report which pertain to changes in ICFR for such period include appropriate disclosure. If the conclusions in your Form 10-QSB/A for the quarter ended March 31, 2007 are accurate, indicating DCP were effective, it appears you would need to expand the disclosure in that report to identify the changes in ICFR that had resolved the material weakness previously identified.

Answer:  Respectfully, the discrepancy that gave rise to the misstatement was a result of differences over the proper accounting treatment with our auditor. Even though the situation subsequently resulted in a restatement to our previously issued financial statements, it is our position that the restatements rose from a significant deficiency due to human error, rather than a material weakness in internal controls.  To prevent misstatements of this nature in the future the Company intends to be more diligent with regard to disputes over accounting guidance and issue their reports with the Commission as early as possible to allow sufficient time to research and resolve such discrepancies.  We will amend our disclosure to correct the erroneous reference to a material deficiency in item 8A as noted below.

In terms of the Commission’s comment as identified in section (a), we acknowledge the Commission’s comments and will clarify our disclosures as noted below.

In terms of the Commission’s comment as identified in section (b), since there is not a direct control that needed to be established or corrected in order to remedy the significant deficiency, we do not believe there is further disclosure necessary. Respectfully, the human error that occurred in Management’s acquiescence to the auditor’s request for the year ended December 31, 2006 was not repeated and management has simply been more diligent in subsequent periods in response to suggested revisions. As such, the Company does not believe the significant deficiency and related remedy should be carried forward to subsequent reporting periods beyond the period ended December 31, 2007. As such, we will amend our disclosure controls as follows.

We acknowledge the commission’s comments and will amend our disclosures under item 8A as follows:

Item 8A.  CONTROLS AND PROCEDURES

As of the end of the period covered by this report, the Company conducted an evaluation, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the 1934 Act. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that there was a significant deficiency in the Company's disclosure controls and procedures relating to the reporting and disclosure of the value of certain mining claims that were purchased with 1,000,000 shares of the Company's common stock and were reported in the third quarter. A $381,500 adjustment to reduce other assets and additional paid in capital was incorrectly recorded in the original report ~~to correct this deficiency~~as requested by our auditor in reliance on accounting guidance under SAB Topic 5(g), which valued the transaction based on the cost to maintain the claims, rather than the market price of the Company’s common stock at the time of issuance in accordance with SFAS 123(R). A subsequent review of the Company’s filings ~~by the SEC~~, however, necessitated the ~~reversal of the adjustment and~~ restatement of the Company’s December 31, 2006 form 10-KSB ~~and September 30, 2006 form 10-QSB~~in order to value the transaction based on the market price of the Company’s common stock at the time of issuance under SFAS 123(R). Although the Company’s ~~original accounting for the transaction was correct a material weakness was still determined to be in existence due to the lack of effective internal control procedures at the time~~disclosure controls and procedures were in place during the period, they were not effective in preventing the material misstatement. The significant deficiency in internal controls was due to human error in not following the proper course of action which would have led to the correct financial reporting and disclosure. This deficiency was communicated to the Company's independent registered public accountants. The Company determined that this deficiency did not result in any omission of disclosures in, or misstatements to, the Company's financial statements for any ~~prior periods than the third quarter. After notice from the auditors, the Company performed additional procedures in completing these financial statements for the year ended December 2006 to ensure that the amounts and disclosures included were fairly presented in all material respects in accordance with GAAP.~~periods prior to the year ended, December 31, 2006.

~~Subsequent to the identification of the deficiency in the Company's disclosure controls and procedures as described above, the Company performed and implemented a variety of additional procedures, including utilizing the services of an independent consulting firm to serve in a review capacity on an ongoing basis,~~The Company has since been more diligent with regard to disputes over accounting guidance in order to remediate the above described deficiency. As a result of the implementation of these additional procedures, the Company believes that its disclosure controls and procedures for periods subsequent to the year ended December 31, 2006 are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

~~Other than as described above, there~~There was no change in the Company's internal control over financial reporting during the Company's most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Closing Comments

Based on the Company’s amendments to its annual filing for the fiscal years ended December 31, 2007 and 2006, and the Company’s responses to the Staff’s comment letters, the Company believes that it has completed its response to the Commissions comments.  Please review this letter and the submissions as stated and advise whether comments will be closed or how we may (702) 525-0329.

Sincerely,

Ronald D. Sloan
Chief Executive Officer